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                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION



                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of February 2003                   Commission File Number: 1-14242

                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F           Form 40-F  X
                              ---                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                 No  X
                        ---                ---

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  EXHIBIT INDEX





Exhibit             Description of Exhibit                                 Page
-------             ----------------------                                 ----

                    Material Change Report

1           Royal Group Revises Earnings Guidance for First Quarter      4 pages
2           Royal Group Comments on Rating Downgrades by DBRS            4 pages







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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.


ROYAL GROUP TECHNOLOGIES LIMITED

Date: February 3, 2003                By: /s/ Vic De Zen
                                          -------------------------------------
                                          Name: Vic De Zen
                                          Title: Chairman, President, and C.E.O.